November 9, 2006

VIA EDGAR AND
FACSIMILE: (202) 772-9218

Peggy Fisher
Assistant Director
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Harbin Electric, Inc.
Amendment No. 5 to Registration Statement on Form SB-2
File No. 333-131032

Dear Ms. Fisher:

In connection with our request that the above-described Registration Statement on Form SB-2, as amended, of Harbin Electric, Inc. (the "Company") be declared effective, the Company hereby confirms that there are no material changes to results of operations or financial condition of the Company with respect to the quarter ended September 30, 2006 as compared with the quarter ended June 30, 2006. We note that footnote 16 (SUBSEQUENT EVENTS) to the June 30, 2006 interim financial statements included in the Registration Statement, as amended, describes the material events that have occurred during the quarter ended September 30, 2006.

Very truly yours,

/s/ Barry L. Raeburn
Barry L. Raeburn